UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2018 SECOND QUARTER AND FIRST SIX MONTHS RESULTS

Mexico City, July 26, 2018, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2018.

Operational and Financial Highlights

•       Volumes and financial results of the newly acquired territories in Guatemala were consolidated as of May 1, 2018, while the Uruguay acquisition will be consolidated as of July 1, 2018. Coca-Cola FEMSA de Venezuela was deconsolidated as of December 31, 2017.

•       Volumes increased in Brazil and Central America while remaining flat in Mexico; transactions outperformed volumes in Argentina, Brazil, Mexico and the Philippines.

•       Revenues increased 3.9%, driven by pricing ahead of inflation in Mexico and Argentina, partially offset by unfavorable currency translation effects.

•       Comparable revenues grew 7.8% for the quarter driven by growth in Argentina, Brazil, Guatemala and Mexico.

•       Operating income declined 3.3%, while comparable operating income declined 5.9% for the quarter, driven mainly by higher PET costs across most of our operations, a non-cash operating foreign exchange loss in Mexico, additional expenses related to our acquisitions, and higher sweetener costs in the Philippines, partially offset by raw material tailwinds in South America.

•       Operating cash flow declined 2.6%, while comparable operating cash flow remained flat.

•       Majority net income increased 24.7% during the second quarter of 2018, driven by a reduction in our comprehensive financing result, coupled with a decline in other non-operating expenses as compared to the second quarter of 2017, which included Venezuela.

Results Summary

	Second Quarter			Year to Date
	as Reported		Comparable (1)	as Reported		Comparable (1)
Expressed in millions of Mexican pesos.	2018	Δ%	Δ%	2018	Δ%	Δ%
Total revenues	52,086	3.9%	7.8%	101,799	2.0%	7.5%
Gross profit	22,951	0.6%	2.8%	44,868	0.4%	4.2%
Operating income	6,276	(3.3%)	(5.9%)	12,159	(4.8%)	(3.9%)
Operating cash flow (2)	9,511	(2.6%)	(0.0%)	18,217	(4.1%)	0.8%
Net income attributable to equity holders of the company	2,781	24.7%		5,195	(38.3%)
Earnings per share (3)	1.32			2.47

(2) Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.
(3) Quarterly earnings / outstanding shares as of the end of the period. Outstanding shares were 2,100.8 million

Message from the Chief Executive Officer

“In the second quarter, we delivered comparable revenue growth of 7.8%, while protecting our comparable operating cash flow. These results reflect our consistent top-line growth in Mexico, third consecutive quarter of volume growth in Brazil, profitability improvements in South America, and better than expected volume performance in the Philippines—all under complex environments.  Importantly, during the quarter, we took important steps to continue consolidating our leadership position in the global beverage market as we announced strategic acquisitions in Uruguay and Guatemala, increasing our geographic footprint to 11 countries worldwide. As we enter the second half of the year, we are encouraged by the positive trends in our core markets and the power of our transformational initiatives: our KOFmmercial Digital Platform enables us to leverage on advanced analytics to deploy targeted initiatives at each point of sale, playing a fundamental role in our improved ability to detect and capture opportunities.” said John Santa Maria Otazua, Chief Executive Officer of the Company.

(1)Comparability

Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Consolidated results for the second quarter

Comparable figures:

Revenues: Comparable total revenues grew 7.8% in the second quarter of 2018 as compared to the same period of 2017, driven by growth in average price per unit case ahead of inflation in Argentina and Mexico, coupled with volume growth in Brazil and Central America and flat performance in Mexico; partially offset by volume declines in Argentina, Colombia and the Philippines.

Transactions: Comparable number of transactions increased 0.4%. Our sparkling beverage category grew 3.2%, driven by 6.3% growth in our colas portfolio, partially offset by a 4.6% decline in flavors. Our positive performance in colas was driven by growth in Brazil, Colombia, and the Philippines, partially offset by a decline in Argentina and Central America. Our still beverage category remained flat, driven mainly by the positive performance of Brazil and Mexico, offset by declines in the rest of our operations. Finally, our water category’s transactions increased by 9.4%, driven by growth across our operations, partially offset by a decline in Argentina.

Volume: Comparable sales volume declined 1.4% in the second quarter of 2018 as compared to the same period in 2017. Our sparkling beverage portfolio’s volume declined 1.0%, driven by a decline in our flavors portfolio that was partially offset by 1.3% growth in our colas portfolio. Our growth in colas was driven by the positive performance of Brazil, Central America, Colombia and Mexico. Our still beverage category’s volume grew 4.6%, driven by Brazil, Central America and Mexico. Our personal water portfolio’s volume grew 3.4% due to positive performance in most of our operations. Finally, our bulk water portfolio’s volume declined 5.4%, driven by a decline in Mexico, partially offset by growth in the rest of our operations.

Gross profit: Comparable gross profit grew 2.8%. Our pricing initiatives, lower sweetener prices in most of our operations and favorable currency hedging positions in Mexico and South America were offset by higher PET prices across most of our operations, higher concentrate prices in Mexico, an unfavorable raw material hedging position in Brazil, higher sweetener costs and the inclusion of the excise tax in the Philippines, which is applied as a cost; and the depreciation in the average exchange rate of the Argentine Peso, the Brazilian Real, and the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income declined 5.9% for the second quarter of 2018 as compared to the same period of 2017, driven by non-cash operating foreign exchange loss in Mexico and additional expenses related to our acquisitions.

Operating cash flow: Comparable operating cash flow remained flat in the second quarter of 2018.

As reported figures:

Revenues: Total revenues increased 3.9% to Ps. 52,086 million in the second quarter of 2018 driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018, coupled with volume growth in Brazil and Central America and price increases above inflation in Argentina and Mexico. These factors were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real and the Philippine Peso as compared to the Mexican Peso, combined with the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017.

Transactions: Reported total number of transactions remained flat at 6,699.1 million in the second quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 1.8% to 977.1 million unit cases in the second quarter of 2018 as compared to the same period in 2017.

Gross profit: Gross profit increased 0.6% to Ps. 22,951 million, and gross margin contracted 150 basis points to 44.1%.

(Continued on next page)

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 67 million in the second quarter of 2018, compared to a loss of Ps. 35 million recorded in the second quarter of 2017. This is mainly due to a loss in our dairy joint venture in Panama, partially offset by gains in our joint ventures in Brazil and in our Jugos del Valle joint venture in Mexico.

Operating Income: Operating income decreased 3.3% to Ps. 6,276 million, and operating margin contracted 100 basis points to 12.0% during the second quarter 2018 as compared with the same period of 2017. This decline was driven by non-cash operating foreign exchange loss in Mexico, additional expenses related to our acquisitions, which were partially offset by marketing and freight efficiencies in the Philippines.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 59 million, compared to an expense of Ps. 1,330 million during the second quarter of 2017 which mainly resulted from the effects of negative currency fluctuations in Coca-Cola FEMSA de Venezuela.

Comprehensive financing result: Comprehensive financing result in the second quarter of 2018 recorded an expense of Ps. 1,381 million, compared to an expense of Ps. 1,711 million in the same period of 2017.

During the second quarter of 2018, we recorded an interest expense, net, of Ps. 1,589 million, compared to Ps. 1,946 million in the second quarter of 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Brazil and Colombia. However, these effects were partially offset by: (i) the financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay; and (ii) interest rate increases in Mexico.

In addition, for the second quarter, we recorded a foreign exchange gain of Ps. 268 million as compared to a gain of Ps. 139 million in 2017, which resulted from the quarterly depreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Moreover, due to the deconsolidation of Coca-Cola FEMSA de Venezuela no monetary position in hyperinflationary subsidiaries was recorded in the second quarter of 2018 as compared to the same period of 2017.

Market value on financial instruments recorded a loss of Ps. 59 million as compared to a loss of Ps. 82 million in the second quarter of 2017.

Income tax: During the second quarter of 2018, reported income tax as a percentage of income before taxes was 34.3%, compared to 24.7% in the same period of 2017. This effect was mainly driven by the increase in the relative weight of Brazil’s profits in our consolidated results, which has a higher tax rate, coupled with the deconsolidation of Venezuela, which had deferred taxes in the second quarter 2017.

Net income: Consolidated net controlling interest income increased 24.7% to Ps. 2,781 million in the second quarter of 2018, resulting in earnings per share (EPS) of Ps. 1.32 (Ps. 13.24 per ADS).

Operating cash flow: Operating cash flow decreased 2.6% to Ps. 9,511 million, and operating cash flow margin contracted 120 basis points to 18.3%.

Balance Sheet (1)

As of June 30, 2018, we had a cash balance of Ps. 23,469 million, including US$ 251 million denominated in U.S. dollars, an increase of Ps. 4,702 million as compared to December 31, 2017. As of June 30, 2018, total short-term debt was Ps. 12,003 million, and long-term debt was Ps. 81,258 million. Total debt increased by Ps. 9,901 million, and net debt increased by Ps. 5,199 million compared to year-end 2017, due mainly to the financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos, was 7.66%, a reduction as compared to the fourth quarter 2017, due mainly to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2018.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican Pesos	53.3%	14.1%
U.S. Dollars	1.3%	0.0%
Colombian Pesos	2.7%	79.0%
Brazilian Reals	42.4%	12.2%
Argentine Pesos	0.2%	0.0%

Debt Maturity Profile

Maturity Date	2018	2019	2020	2021	2022	2023+
% of Total Debt	11.0%	14.4%	11.0%	13.0%	1.7%	49.1%

(1)       See page 17 for detailed information.

(2)       After giving effect to cross-currency swaps.

(3)       Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2018	FY 2017	Δ %
Net debt including effect of hedges (1)(3)	67,770	68,973	-1.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.75	1.74
Operating cash flow/ Interest expense, net (1)	5.72	4.99
Capitalization (2)	43.6%	39.3%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Mexico & Central America Division

(Costa Rica, Guatemala, México, Nicaragua, and Panama)

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 4.3% in the second quarter of 2018, compared to the same period in 2017, driven by an increase in average price per unit case ahead of inflation and flat volumes in Mexico coupled with volume growth in Central America.

Transactions: Total transactions in our Mexico and Central America division remained flat in the second quarter of 2018. Our sparkling beverage portfolio’s transactions contracted 0.9%, driven by a 0.7% decline in our colas portfolio and a 1.5% decline in flavors. Our still beverage category’s transactions increased 4.2% in the division, driven by 5.9% growth in Mexico, while our water transactions, including bulk water, increased 1.9%, driven by growth in both Mexico and in Central America.

Volume: Total sales volume for the division remained flat in the second quarter of 2018, compared to the same period of 2017. Our sparkling beverage category’s volume increased 0.3%, driven by a 1.3% increase in our colas portfolio. Performance in colas for the division was driven by growth in both Mexico and Central America. Our still beverage category’s volume increased 9.0%, driven by 10.2% growth in Mexico and 2.2% growth in Central America. Our personal water portfolio’s volume increased 1.3%, driven by 2.1% growth in Mexico, partially offset by a 7.3% decline in Central America. Our bulk water portfolio’s volume declined 6.5% in the division due to a contraction in Mexico, partially offset by growth in Central America.

Gross profit: Comparable gross profit grew 2.8% in the second quarter of 2018 as compared to the same period in 2017. In Mexico, our pricing initiatives, declining sweetener costs and a favorable currency hedging position were offset by the increase in concentrate costs, higher PET prices and the depreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs. In Central America, lower sweetener prices were offset by higher PET prices and, an unfavorable price mix in Costa Rica and Guatemala coupled with the depreciation of the average exchange rates of the Guatemalan Quetzal and the Nicaraguan Cordoba as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 12.5% in the second quarter of 2018 as compared to the same period in 2017.

Operating cash flow: Comparable operating cash flow decreased 2.9% in the second quarter of 2018 as compared to the same period in 2017.

As reported figures:

Revenues: Reported total revenues increased 7.5% in the second quarter of 2018 as compared to the same period of 2017, driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018, coupled with price increases above inflation in Mexico and organic volume growth in Central America.

Transactions: Reported total number of transactions increased 2.5% in the second quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume increased 1.6% in the second quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit increased 5.9% in the second quarter of 2018, and gross profit margin reached 48.8%, a gross margin contraction of 70 basis points.

Operating income: Reported operating income decreased 10.4% in the second quarter of 2018, and operating income margin reached 14.4%, contracting 290 basis points during the period.

Operating cash flow: Reported operating cash flow declined 0.4% in the second quarter of 2018, resulting in a margin contraction of 170 basis points to 21.3%.

South America Division

(Argentina, Brazil and Colombia)

Comparable figures:

Revenues: Comparable total revenues increased 5.9%, driven mainly by volume growth in Brazil, coupled with an average price per unit case increase ahead of inflation in Argentina, which was partially offset by volume declines in Argentina and Colombia.

Transactions: Comparable transactions in the division decreased 0.3% during the second quarter of 2018. Our sparkling beverage portfolio’s transactions decreased 2.0%, driven by a decline in our flavors portfolio, partially offset by 1.8% growth in colas. Our positive performance in colas was driven by growth in Brazil and Colombia. Our still beverage category’s transactions increased 1.3% driven by growth in Brazil. Our water transactions, including bulk water, increased 13.3%, driven by growth in Brazil and Colombia.

Volume: Comparable total sales volume in South America declined 2.4% during the second quarter of 2018 as compared to the same period of 2017. Our sparkling beverage category’s volume decreased 3.4%, driven by a decline in our flavors portfolio, which was partially offset by 1.5% growth in colas. Colas’ positive performance was driven by growth in Brazil and Colombia. Our still beverage category’s volume decreased 4.5%, driven by declines in Argentina and Colombia, partially offset by positive performance in Brazil. Our personal water category’s volume increased 6.6%, driven by growth in Brazil and Colombia. Our bulk water business’s volume increased 14.4%, driven by the positive performance of all our South America operations.

Gross profit: Comparable gross profit increased 7.5% as a result of lower sweetener prices and favorable currency hedging position in the division, the appreciation of the Colombian Peso as applied to U.S. dollar-denominated raw material costs, which offset higher PET prices in the division, an unfavorable raw material hedging position in Brazil, and the depreciation of the average exchange rate of the Brazilian Real and the Argentine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 19.9% as compared to the same period in 2017.

Operating cash flow: Comparable operating cash flow increased 16.6% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues declined 7.5% to Ps. 18,177 million in the second quarter of 2018, driven by an unfavorable currency translation effect resulting from the depreciation of the Argentine Peso and the Brazilian Real as compared to the Mexican Peso and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017. These effects were partially offset by volume growth in Brazil, coupled with an average price per unit case increase in Argentina.

Transactions: Reported total number of transactions decreased 5.4% to 1,808.2 million in the second quarter of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume decreased 6.9% to 270.8 million unit cases in the second quarter of 2018 as compared to the same period in 2017.

Gross profit: Reported gross profit decreased 3.6% to Ps. 7,976.4 million in the second quarter of 2018, and gross profit margin expanded 180 basis points to 43.9%.

Operating income: Reported operating income grew 25.7% to Ps. 2,151.9 million in the second quarter of 2018, resulting in a margin expansion of 310 basis points to 11.8%.

Operating cash flow: Reported operating cash flow increased 1.2% to Ps. 3,112.4 million in the second quarter of 2018, resulting in a margin expansion of 140 basis points to 17.1%.

Asia Division

(The Philippines)

As of January 1, 2018, the Philippines implemented a comprehensive tax reform. As part of this reform, among other initiatives, excise taxes on sweetened beverages were applied as follows: (i) 6 Philippine Pesos per liter on beverages containing sugar or non-caloric sweeteners; and (ii) 12 Philippine Pesos per liter on beverages containing high fructose corn syrup (HFCS).

As this excise tax is applied to soft drink production, margins in 2018 in this operation are not comparable with margins from 2017. This impact in comparability is caused by the recognition of this excise tax in cost of goods sold and the Company’s increased prices to adjust to this change, resulting in increased revenues.

Comparable figures:

Revenues: Comparable total revenues increased 27.7% during the second quarter of 2018, driven by an average price per unit case increase as an adjustment to the excise tax, partially offset by a 4.0% volume decline.

Gross profit: Comparable gross profit decreased 11.9% as compared to the same period of 2017, driven mainly by the inclusion of the excise tax on soft drink production as a cost of goods sold, as well as higher sweetener and PET prices and the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income decreased 40.1% as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow decreased 26.2% as compared to the same period of 2017.

As reported figures:

Revenues: Reported total revenues increased 27.0% to Ps. 7,517 million for the second quarter 2018 as compared to the same period of 2017. Total revenues were driven by an average price per unit case increase, as an adjustment to the excise tax, partially offset by a volume decline and the negative translation effect resulting from the depreciation the Philippine Peso as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 2.1% to 1,818.8 million in the second quarter of 2018 as compared to the same period of 2017. Our sparkling beverage portfolio’s transactions increased 4.0%, driven by growth in both our colas and flavors portfolio. Our still beverage category’s transactions, excluding powders, increased 18.5%. Our water transactions, including bulk water, increased 4.8%.

Volume: Reported total sales volume decreased 4.0% to 154.2 million unit cases in the second quarter of 2018. Our sparkling beverage category’s volume decreased slightly by 0.8%, driven by a 4.2% decline in our colas portfolio, partially offset by 5.7% growth in flavors. Our still beverage category’s volume, excluding powders, increased 11.8%. Our personal water category’s volume decreased 1.6%. Our bulk water business’s volume grew 32.9%.

Gross profit: Gross profit decreased 12.4% to Ps. 2,094 million, and gross margin contracted 1,250 basis points to 27.9%.

Operating income: Reported operating income declined 40.0% to Ps. 324.0 million in the second quarter of 2018, resulting in a margin contraction of 480 basis points to 4.3%.

Operating cash flow: Reported operating cash flow declined 25.9% to Ps. 785.0 million in the second quarter of 2018, resulting in a margin of contraction of 750 basis points to 10.4%.

YTD Consolidated Results

Comparable figures:

Revenues: Comparable total revenues grew 7.5% in the first six months of 2018 as compared to the same period of 2017, driven by average price per unit case growth above inflation in Argentina and Mexico, coupled with volume growth in Brazil, Central America and Colombia, partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions increased 0.7%. Our sparkling beverage category grew 3.9%, driven by 7.6% growth in our colas portfolio. Our positive performance in colas was driven by growth in Brazil, Central America, Colombia and the Philippines. Our still beverage category increased 1.8% driven mainly by the positive performance of Brazil, Mexico and Central America. Finally, our water category’s transactions increased by 10.9%, driven by growth across our operations, partially offset by a decline in Argentina and Central America.

Volume: Comparable sales volume declined 0.7% in the first six months of 2018 as compared to the same period in 2017. Our sparkling beverage portfolio’s volume declined 0.6%, mainly driven by a decline in flavors that was partially offset by 2.2% growth in our colas portfolio which was driven by positive performance in most of our operations. Our still beverage category’s volume decreased 6.4%, driven by declines in Argentina, Colombia and the Philippines, which offset positive performance in the rest of our operations. Our personal water portfolio’s volume grew 4.6% due to positive performance in most of our operations. Finally, our bulk water portfolio’s volume remained flat, driven by growth in most of our operations, which was offset by a decline in Mexico.

Gross profit: Comparable gross profit grew 4.2%. Our pricing initiatives, coupled with lower sweetener prices in most of our operations, were offset by an unfavorable currency hedging position in Mexico, higher concentrate prices in Mexico, higher sweetener and PET costs and the inclusion of the excise tax on beverage production in the Philippines, which is applied as a cost; and the depreciation in the average exchange rate of the Argentine Peso, the Brazilian Real, and the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income declined 3.9% for the first six months of 2018 as compared to the same period of 2017.

Operating cash flow: Comparable operating cash flow increased 0.8% in the first six months of 2018.

As reported figures:

Revenues: Total revenues increased 2.0% to Ps. 101,799 million in the first six months of 2018 driven by the consolidation of recently acquired territories in Guatemala as of May 1, 2018, coupled with volume growth in Brazil, Central America, and Colombia and price increases above inflation in Argentina and Mexico. These effects were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Brazilian Real and the Philippine Peso as compared to the Mexican Peso, and the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017.

Transactions: Reported total number of transactions increased 3.3% to 12,836.7 million in the first six months of 2018 as compared to the same period in 2017.

Volume: Reported total sales volume increased 0.5% to 1,884.9 million unit cases in the first six months of 2018 as compared to the same period in 2017.

Gross profit: Gross profit increased 0.4% to Ps. 44,868 million, and gross margin contracted 60 basis points to 44.1%.

(Continued on next page)

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 116 million in the first six months of 2018, compared to a gain of Ps. 11 million recorded in the first six months of 2017. This is mainly due to a loss in our dairy joint venture in Panama, partially offset by gains in our joint ventures in Brazil and in our Jugos del Valle joint venture in Mexico.

Operating Income: Operating income decreased 4.8% to Ps. 12,159 million, and operating margin contracted 90 basis points to 11.9% during the first six months of 2018 as compared with the same period of 2017. This decline was driven by additional expenses related to our acquisitions, which were partially offset by marketing and freight efficiencies in the Philippines, as compared to a non-cash operating foreign exchange gain in Mexico in the same period of 2017.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 121 million, compared to a gain of Ps. 1,335 million during the first six months of 2017 due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc., starting February 2017 and the effect of negative currency fluctuations in Venezuela during the first six months of 2017.

Comprehensive financing result: Comprehensive financing result in the first six months of 2018 recorded an expense of Ps. 3,453 million, compared to an expense of Ps. 3,310 million in the same period of 2017.

During the first six months of 2018, we recorded an interest expense, net, of Ps. 3,187 million, compared to Ps. 4,279 million in the same period of 2017. This decrease was driven by the decline of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Argentina, Brazil, and Colombia. However, these effects were partially offset by: (i) an interest rate increase in Mexico; (ii) the financing of Ps. 10,100 million for the acquisition of our new territories in Guatemala and Uruguay; and (iii) an interest rate increase resulting from swapping U.S. dollar denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure.

In addition, for the first six months of 2018, we recorded a foreign exchange gain of Ps. 39 million as compared to a gain of Ps. 193 million in 2017, which resulted from the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated cash position.

Moreover, due to the deconsolidation of Coca-Cola FEMSA de Venezuela no monetary position in hyperinflationary subsidiaries was recorded in the first six months of 2018 as compared to the same period of 2017.

Market value on financial instruments recorded a loss of Ps. 305 million as compared to a gain of Ps. 352 million in the first six months of 2017 due to the decrease, during the period, in the long-term interest rates in Brazil as applied to our fixed rate cross-currency swaps.

Income tax: During the first six months of 2018, reported income tax as a percentage of income before taxes was 33.3%, compared to 17.4% in the same period of 2017. The lower tax rate in the first six months of 2017 was driven mainly by a one-time non-cash gain recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc. in February 2017.

Net income: Consolidated net controlling interest income decreased 38.3% to Ps. 5,195 million in the first six months of 2018, resulting in earnings per share (EPS) of Ps. 2.47 (Ps. 24.73 per ADS), in the face of a high comparable driven mainly by a one-time non-cash gain recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc. in February 2017.

Operating cash flow: Operating cash flow decreased 4.1% to Ps. 18,217 million, and operating cash flow margin contracted 110 basis points to 17.9%.

Recent Developments

•         On April 25, 2018, Coca-Cola FEMSA announced that, through subsidiaries, it had acquired two separate franchise territories in Guatemala from The Coca-Cola Company in all cash transactions for US$53.4 million and US$124.6 million, on a cash free and debt free basis. Volumes and financial results were consolidated as of May 1, 2018.

•         On April 30, 2018, Coca-Cola FEMSA announced that Moody’s and Standard and Poor’s (“S&P”) affirmed their credit ratings on Coca-Cola FEMSA and revised their outlook from negative to stable, reflecting the Company’s strong liquidity and adequate credit metrics.

o   On April 16, 2018, Moody’s affirmed its “A2” global scale rating; and

o   On April 27, 2018, S&P affirmed its “A-” global scale rating.

•         On June 28, 2018, Coca-Cola FEMSA announced the acquisition of Montevideo Refrescos S.R.L. from The Coca-Cola Company in an all cash transaction. The aggregate enterprise value of this transaction is US$250.7 million, on a cash free and debt free basis. Volumes and financial results will be consolidated as of July 1, 2018.

Comparability

The comparability of our financial and operating performance in the second quarter of 2018, as compared to the same period of 2017, was affected by the following factors: (a) as of May 1, 2018 the inclusion of two bottling franchise acquisitions in Guatemala and, (b) as of December 31, 2017, the deconsolidation of Coca-Cola FEMSA de Venezuela.

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of Coca-Cola FEMSA de Venezuela in 2017; and including the results of Coca-Cola FEMSA Philippines, Inc., as if its consolidation had taken place on January 1, 2017. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Furthermore, as of January 1, 2018, margin comparability in the Philippines was impacted by the excise tax on soft drink production, accounted for in cost of goods sold.

Conference Call Information

Our second quarter 2018 conference call will be held on July 26, 2018, at 12:30 A.M. Eastern Time (11:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-239-9838 or International: +1 323-794-2551. Participant code: 8474769. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Earnings per share were computed based on 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017, we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 169 brands to more than 396 million consumers daily. With over 100 thousand employees, the Company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 67 manufacturing plants and 344 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Guatemala, Colombia, Brazil, and Argentina, and, nationwide, in Nicaragua, Costa Rica, Panama, Uruguay, Venezuela and the Philippines. For further information, please visit www.coca-colafemsa.com

For additional information or inquiries, contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Maria Fernanda Garcia | maria.garciacr@kof.com.mx | (5255) 1519-6240

 (7 pages of tables to follow)

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	2Q 18	% Rev	2Q 17	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,699.1		6,690.2		0.1%	0.4%
Volume (million unit cases) (2)	977.1		995.0		-1.8%	-1.4%
Average price per unit case (2)	50.29		47.89		5.0%
Net revenues	51,985		50,049		3.9%
Other operating revenues	101		59		72.0%
Total revenues (3)	52,086	100.0%	50,108	100.0%	3.9%	7.8%
Cost of goods sold	29,135	55.9%	27,282	54.4%	6.8%
Gross profit	22,951	44.1%	22,825	45.6%	0.6%	2.8%
Operating expenses	16,126	31.0%	16,168	32.3%	-0.3%
Other operating expenses, net	481	0.9%	132	0.3%	264.6%
Operating equity method (gain) loss in associates(4)	67	0.1%	35	0.1%	92.2%
Operating income (5)	6,276	12.0%	6,491	13.0%	-3.3%	-5.9%
Other non operating expenses, net	59		1,330		-95.6%
Non Operating equity method (gain) loss in associates(6)	(18)		11		NA
Interest expense	1,682		2,128		-21.0%
Interest income	93		182		-49.1%
Interest expense, net	1,589		1,946		-18.3%
Foreign exchange loss (gain)	(268)		(139)		92.7%
Loss (gain) on monetary position in inflationary subsidiries	-		(178)		NA
Market value (gain) loss on financial instruments	59		82		-27.6%
Comprehensive financing result	1,381		1,711		-19.3%
Income before taxes	4,854		3,439		41.2%
Income taxes	1,664		850		95.7%
Consolidated net income	3,191		2,589		23.2%
Net income attributable to equity holders of the company	2,781	5.3%	2,229	4.4%	24.7%
Non-controlling interest	410		360		14.0%
Operating income (5)	6,276	12.0%	6,491	13.0%	-3.3%
Depreciation	2,478		2,477		0.0%
Amortization and other operating non-cash charges	757		802		-5.6%
Operating cash flow (5)(7)	9,511	18.3%	9,770	19.5%	-2.6%	-0.0%

CAPEX	2,722		2,539

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Please refer to page 18 for revenue breakdown.
(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(8) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

YTD - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	YTD 2018	% Rev	YTD 2017	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	12,836.7		12,431.9		3.3%	0.7%
Volume (million unit cases) (2)	1,884.9		1,876.3		0.5%	-0.7%
Average price per unit case (2)	50.48		49.97		1.0%
Net revenues	101,580		99,694		1.9%
Other operating revenues	218		154		41.8%
Total revenues (3)	101,799	100.0%	99,849	100.0%	2.0%	7.5%
Cost of goods sold	56,931	55.9%	55,175	55.3%	3.2%
Gross profit	44,868	44.1%	44,674	44.7%	0.4%	4.2%
Operating expenses	32,061	31.5%	32,168	32.2%	-0.3%
Other operating expenses, net	532	0.5%	(258)	-0.3%	NA
Operating equity method (gain) loss in associates(4)	116	0.1%	(11)	-0.0%	NA
Operating income (5)	12,159	11.9%	12,775	12.8%	-4.8%	-3.9%
Other non operating expenses, net	121		(1,335)		NA
Non Operating equity method (gain) loss in associates(6)	(6)		(26)		-76.2%
Interest expense	3,694		4,641		-20.4%
Interest income	506		362		39.9%
Interest expense, net	3,187		4,279		-25.5%
Foreign exchange loss (gain)	(39)		(193)		-79.7%
Loss (gain) on monetary position in inflationary subsidiries	-		(424)		NA
Market value (gain) loss on financial instruments	305		(352)		NA
Comprehensive financing result	3,453		3,310		4.3%
Income before taxes	8,592		10,825		-20.6%
Income taxes	2,860		1,884		51.8%
Consolidated net income	5,732		8,941		-35.9%
Net income attributable to equity holders of the company	5,195	5.1%	8,413	8.4%	-38.3%
Non-controlling interest	537		528		1.7%
Operating income (5)	12,159	11.9%	12,775	12.8%	-4.8%
Depreciation	4,831		4,839		-0.2%
Amortization and other operating non-cash charges	1,226		1,387		-11.6%
Operating cash flow (5)(7)	18,217	17.9%	19,000	19.0%	-4.1%	0.8%

CAPEX	4,587		6,425

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Please refer to page 19 for revenue breakdown.
(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(8) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 18	% Rev	2Q 17	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	3,072.2		2,997.5		2.5%	-0.1%
Volume (million unit cases)	552.2		543.7		1.6%	-0.1%
Average price per unit case	47.78		45.13		5.9%
Net revenues	26,383		24,536
Other operating revenues	9		11
Total revenues (2)	26,392	100.0%	24,547	100.0%	7.5%	4.3%
Cost of goods sold	13,511	51.2%	12,386	50.5%
Gross profit	12,881	48.8%	12,161	49.5%	5.9%	2.8%
Operating expenses	8,719	33.0%	7,906	32.2%
Other operating expenses, net	276	1.0%	(26)	-0.1%
Operating equity method (gain) loss in associates (3)	85	0.3%	42	0.2%
Operating income (4)	3,800	14.4%	4,239	17.3%	-10.4%	-12.5%
Depreciation, amortization & other operating non-cash charges	1,814	6.9%	1,396	5.7%
Operating cash flow (4)(5)	5,614	21.3%	5,635	23.0%	-0.4%	-2.9%

Accumulated information
	YTD 2018	% Rev	YTD 2017	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	5,746.2		5,677.9		1.2%	-0.2%
Volume (million unit cases)	1,027.1		1,016.7		1.0%	0.1%
Average price per unit case	47.37		45.24		4.7%
Net revenues	48,652		45,995
Other operating revenues	17		25
Total revenues (2)	48,669	100.0%	46,020	100.0%	5.8%	4.7%
Cost of goods sold	25,305	52.0%	23,433	50.9%
Gross profit	23,365	48.0%	22,587	49.1%	3.4%	2.4%
Operating expenses	16,585	34.1%	15,399	33.5%
Other operating expenses, net	172	0.4%	(92)	-0.2%
Operating equity method (gain) loss in associates (3)	144	0.3%	46	0.1%
Operating income (4)	6,463	13.3%	7,233	15.7%	-10.7%	-11.4%
Depreciation, amortization & other operating non-cash charges	3,247	6.7%	2,641	5.7%
Operating cash flow (4)(5)	9,710	20.0%	9,875	21.5%	-1.7%	-2.6%

(1) Except volume and average price per unit case figures.
(2) Please refer to pages 18 and 19 for revenue breakdown.
(3) Includes equity method in Jugos del Valle, Estrella Azul, among others. For January '17 includes Coca-Cola FEMSA Philippines, Inc.
(4) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 18	% Rev	2Q 17	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	1,808.2		2,016.7		-5.4%	-0.3%
Volume (million unit cases) (2)	270.8		316.1		-6.9%	-2.4%
Average price per unit case (2)	56.29		59.12		-4.8%
Net revenues	18,085		19,595
Other operating revenues	93		48
Total revenues (3)	18,177	100.0%	19,643	100.0%	-7.5%	5.9%
Cost of goods sold	10,201	56.1%	11,369	57.9%
Gross profit	7,976	43.9%	8,274	42.1%	-3.6%	7.5%
Operating expenses	5,649	31.1%	6,415	32.7%
Other operating expenses, net	194	1.1%	154	0.8%
Operating equity method (gain) loss in associates (4)	(18)	-0.1%	(8)	-0.0%
Operating income (5)	2,152	11.8%	1,712	8.7%	25.7%	19.9%
Depreciation, amortization & other operating non-cash charges	961	5.3%	1,363	6.9%
Operating cash flow (5)(6)	3,112	17.1%	3,076	15.7%	1.2%	16.6%

Accumulated information
	YTD 2018	% Rev	YTD 2017	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	3,819.7		3,929.0		-2.8%	2.1%
Volume (million unit cases) (2)	583.8		606.7		-3.8%	0.5%
Average price per unit case (2)	57.20		63.05		-9.3%
Net revenues	39,821		44,181
Other operating revenues	201		129
Total revenues (3)	40,022	100.0%	44,311	100.0%	-9.7%	6.3%
Cost of goods sold	22,314	55.8%	26,057	58.8%
Gross profit	17,708	44.2%	18,254	41.2%	-3.0%	12.1%
Operating expenses	12,153	30.4%	13,719	31.0%
Other operating expenses, net	329	0.8%	(181)	-0.4%
Operating equity method (gain) loss in associates (4)	(28)	-0.1%	(57)	-0.1%
Operating income (5)	5,255	13.1%	4,773	10.8%	10.1%	14.9%
Depreciation, amortization & other operating non-cash charges	1,925	4.8%	2,694	6.1%
Operating cash flow (5)(6)	7,181	17.9%	7,467	16.9%	-3.8%	14.1%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Please refer to pages 18 and 19 for revenue breakdown.
(4) Includes equity method in Leao Alimentos, Verde Campo, among others.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 18	% Rev	2Q 17	% Rev	Δ % Reported	Δ % Comparable(4)
Transactions (million transactions)	1,818.8		1,780.5		2.1%	2.1%
Volume (million unit cases)	154.2		160.5		-4.0%	-4.0%
Average price per unit case	48.75		36.87		32.2%
Net revenues	7,517		5,917
Other operating revenues	-		-
Total revenues (3)	7,517	100.0%	5,917	100.0%	27.0%	27.7%
Cost of goods sold	5,423	72.1%	3,527	59.6%
Gross profit	2,094	27.9%	2,390	40.4%	-12.4%	-11.9%
Operating expenses	1,759	23.4%	1,847	31.2%
Other operating expenses, net	11	0.1%	3	0.1%
Operating income (5)	324	4.3%	540	9.1%	-40.0%	-40.1%
Depreciation, amortization & other operating non-cash charges	461	6.1%	519	8.8%
Operating cash flow (5)(6)	785	10.4%	1,059	17.9%	-25.9%	-26.2%

Accumulated information
	YTD 2018	% Rev	YTD 2017(2)	% Rev	Δ % Reported	Δ % Comparable(4)
Transactions (million transactions) (2)	3,270.8		2,825.1		15.8%	0.6%
Volume (million unit cases) (2)	274.0		252.8		8.4%	-5.8%
Average price per unit case (2)	47.83		37.65		27.0%
Net revenues	13,107		9,518
Other operating revenues	-		-
Total revenues (3)	13,107	100.0%	9,518	100.0%	37.7%	23.6%
Cost of goods sold	9,312	71.0%	5,685	59.7%
Gross profit	3,795	29.0%	3,833	40.3%	-1.0%	-14.4%
Operating expenses	3,323	25.3%	3,050	32.0%
Other operating expenses, net	31	0.2%	15	0.2%
Operating income (5)	441	3.4%	768	8.1%	-42.6%	-44.3%
Depreciation, amortization & other operating non-cash charges	885	6.8%	890	9.4%
Operating cash flow (5)(6)	1,326	10.1%	1,658	17.4%	-20.0%	-27.0%

(1) Except volume and average price per unit case figures.
(2) Includes February to June for 2017
(3) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(4) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
		Jun-18		Dec-17
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	23,469	Ps.	18,767
Total accounts receivable		13,766		17,576
Inventories		11,385		11,364
Other current assets		8,330		7,950
Total current assets		56,951		55,657
Property, plant and equipment
Property, plant and equipment		121,442		121,968
Accumulated depreciation		(48,918)		(46,141)
Total property, plant and equipment, net		72,523		75,827
Investment in shares		11,327		12,540
Intangibles assets and other assets		122,394		124,243
Other non-current assets		18,271		17,410
Total Assets	Ps.	281,466	Ps.	285,677

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	12,003	Ps.	12,171
Suppliers		16,728		19,956
Other current liabilities		20,810		23,467
Total current liabilities		49,542		55,595
Long-term bank loans and notes payable		81,258		71,189
Other long-term liabilities		17,838		18,184
Total liabilities		148,637		144,968
Equity
Non-controlling interest		17,049		18,141
Total controlling interest		115,779		122,568
Total equity		132,829		140,710
Total Liabilities and Equity	Ps.	281,466	Ps.	285,677

Quarter - Volume, Transactions & Revenues
For the three months ended on June 30, 2018 and 2017
Volume
Expressed in million unit cases	2Q 2018					2Q 2017					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	360.9	29.0	76.4	32.4	498.7	360.7	28.4	81.7	29.5	500.3	-0.3%
Central America	45.5	2.6	0.1	5.2	53.5	35.7	2.6	0.1	5.0	43.4	23.2%
Mexico and Central America	406.4	31.6	76.5	37.7	552.2	396.3	31.0	81.9	34.5	543.7	1.6%
Colombia	47.3	7.9	2.7	3.9	61.8	48.9	7.7	2.7	5.7	64.9	-4.8%
Venezuela	-	-	-	-	-	11.6	1.2	0.1	0.4	13.3	-
Brazil	150.0	9.7	1.6	9.6	170.8	149.8	7.5	1.3	7.7	166.3	2.7%
Argentina	31.0	3.6	1.0	2.5	38.1	37.6	4.6	0.7	3.4	46.3	-17.6%
South America	228.3	21.2	5.3	16.0	270.8	247.8	21.0	4.7	17.2	290.8	-6.9%
Philippines	126.8	7.4	11.9	8.0	154.2	127.9	7.5	9.0	16.2	160.5	-4.0%
Asia	126.8	7.4	11.9	8.0	154.2	127.9	7.5	9.0	16.2	160.5	-4.0%
Total	761.5	60.2	93.7	61.7	977.1	772.0	59.6	95.5	67.9	995.0	-1.8%
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions	2Q 2018					2Q 2017					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	D%
Mexico	2,154.8	211.5		261.2	2,627.5	2,169.3	207.4		246.8	2,623.6	0.2%
Central America	364.9	16.0		63.7	444.7	293.3	15.7		65.0	374.0	18.9%
Mexico and Central America	2,519.8	227.5		325.0	3,072.2	2,462.6	223.2		311.8	2,997.5	2.5%
Colombia	348.0	82.2		44.4	474.5	371.2	72.4		56.4	500.0	-5.1%
Venezuela	-	-		-	-	84.1	9.9		4.9	98.8	-
Brazil	936.1	82.2		107.2	1,125.5	924.4	67.5		88.3	1,080.2	4.2%
Argentina	169.5	20.5		18.1	208.2	187.0	23.3		22.8	233.1	-10.7%
South America	1,453.6	184.9		169.7	1,808.2	1,566.7	173.1		172.4	1,912.2	-5.4%
Philippines	1,636.5	92.4		89.9	1,818.8	1,573.2	88.1		119.3	1,780.5	2.1%
Asia	1,636.5	92.4		89.9	1,818.8	1,573.2	88.1		119.3	1,780.5	2.1%
Total	5,609.8	504.7		584.6	6,699.1	5,602.5	484.3		603.4	6,690.2	0.1%

Revenues
Expressed in million Mexican Pesos	2Q 2018	2Q 2017	D%

Mexico	22,437	21,361	5.0%
Central America	3,955	3,186	24.1%
Mexico and Central America	26,392	24,547	7.5%
Colombia	3,493	3,463	0.8%
Venezuela	-	921	-
Brazil (3)	12,318	12,237	0.7%
Argentina	2,366	3,022	-21.7%
South America	18,177	19,643	-7.5%
Philippines	7,517	5,917	27.0%
Asia	7,517	5,917	27.0%
Total	52,086	50,108	3.9%

(3) Brazil includes Beer revenues of Ps. 2,843 million for the second quarter of 2018 and Ps. 2,402 million for the same period of the previous year.

YTD - Volume, Transactions & Revenues
For the six months ended on June 30, 2018 and 2017
Volume
Expressed in million unit cases	YTD 2018					YTD 2017					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	D%
Mexico	671.0	54.2	142.9	60.6	928.7	674.6	52.3	150.3	55.6	932.7	-0.4%
Central America	82.3	5.5	0.3	10.2	98.4	68.8	5.2	0.3	9.6	84.0	17.2%
Mexico and Central America	753.3	59.7	143.2	70.8	1,027.1	743.4	57.4	150.6	65.3	1,016.7	1.0%
Colombia	97.7	16.7	5.9	8.2	128.5	93.8	15.1	5.4	11.4	125.8	2.1%
Venezuela	-	-	-	-	-	22.1	2.6	0.1	1.1	25.9	-
Brazil	319.3	22.1	3.6	20.6	365.6	317.9	18.8	3.0	16.8	356.5	2.6%
Argentina	71.8	8.9	2.5	6.5	89.7	79.2	10.4	1.5	7.5	98.6	-9.1%
South America	488.8	47.7	12.0	35.3	583.8	513.0	46.9	10.1	36.8	606.8	-3.8%
Philippines (3)	224.0	13.3	22.1	14.7	274.0	201.2	11.8	14.9	24.9	252.8	8.4%
Asia	224.0	13.3	22.1	14.7	274.0	201.2	11.8	14.9	24.9	252.8	8.4%
Total	1,466.1	120.7	177.3	120.8	1,884.9	1,457.6	116.2	175.5	127.0	1,876.3	0.5%
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water
(3) Philippines information reported for 2017 includes February to June.

Transactions
Expressed in million transactions	YTD 2018					YTD 2017					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	D%
Mexico	4,041.3	394.1		491.6	4,927.0	4,091.8	384.9		473.9	4,950.5	-0.5%
Central America	659.8	32.2		127.2	819.2	570.6	31.3		125.4	727.4	12.6%
Mexico and Central America	4,701.1	426.4		618.8	5,746.2	4,662.4	416.2		599.3	5,677.9	1.2%
Colombia	722.4	167.6		90.3	980.4	721.5	139.8		116.3	977.6	0.3%
Venezuela	-	-		-	-	155.5	24.6		8.7	188.8	-
Brazil	1,960.3	190.6		223.3	2,374.2	1,918.7	167.5		188.2	2,274.5	4.4%
Argentina	373.9	48.0		43.2	465.1	387.1	51.9		49.1	488.1	-4.7%
South America	3,056.6	406.2		356.9	3,819.7	3,182.8	383.8		362.3	3,928.9	-2.8%
Philippines (3)	2,927.0	164.8		179.0	3,270.8	2,500.5	136.7		187.9	2,825.1	15.8%
Asia	2,927.0	164.8		179.0	3,270.8	2,500.5	136.7		187.9	2,825.1	15.8%
Total	10,684.7	997.4		1,154.6	12,836.7	10,345.8	936.6		1,149.5	12,431.9	3.3%

Revenues
Expressed in million Mexican Pesos	YTD 2018	YTD 2017	D%

Mexico	41,521	39,474	5.2%
Central America	7,148	6,546	9.2%
Mexico and Central America	48,669	46,020	5.8%
Colombia	7,093	7,098	-0.1%
Venezuela	-	2,173	-
Brazil (4)	27,166	28,311	-4.0%
Argentina	5,763	6,728	-14.3%
South America	40,022	44,311	-9.7%
Philippines (3)	13,107	9,518	37.7%
Asia	13,107	9,518	37.7%
Total	101,799	99,849	2.0%
(4) Brazil includes Beer revenues of Ps. 6,429 million for the first six months of 2018 and Ps. 5,927 million for the same period of the previous year.

Macroeconomic Information
Second quarter 2018

Inflation(1)

	LTM	2Q 18	YTD
Mexico	4.67%	-0.72%	0.57%
Colombia	3.19%	0.50%	2.57%
Brazil	2.95%	0.79%	1.73%
Argentina	27.61%	6.97%	14.18%
Philippines	5.27%	0.51%	3.11%
(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

Average Exchange Rates for each Period (2)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	2Q 18	2Q 17	Δ %	YTD 18	YTD 17	Δ %
Mexico	19.37	18.60	4.2%	19.07	19.49	-2.2%
Guatemala	7.44	7.34	1.4%	7.40	7.39	0.3%
Nicaragua	31.36	29.86	5.0%	31.17	29.68	5.0%
Costa Rica	569.03	575.31	-1.1%	570.49	570.01	0.1%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,840.31	2,918.63	-2.7%	2,850.34	2,920.35	-2.4%
Brazil	3.61	3.21	12.2%	3.43	3.18	7.8%
Argentina	23.53	15.73	49.5%	21.62	15.70	37.6%
Philippines	52.45	49.86	5.2%	51.95	49.92	4.1%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Jun 2018	Jun 2017	Δ %	Mar 2018	Mar 2017	Δ %
Mexico	19.86	17.90	11.0%	18.34	18.81	-2.5%
Guatemala	7.49	7.34	2.2%	7.40	2.56	188.7%
Nicaragua	31.55	30.04	5.0%	31.16	29.68	5.0%
Costa Rica	570.08	579.87	-1.7%	569.31	567.34	0.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,930.80	3,038.26	-3.5%	2,780.47	2,880.24	-3.5%
Brazil	3.86	3.31	16.6%	3.32	3.17	4.9%
Argentina	28.85	16.63	73.5%	20.15	15.39	30.9%
Philippines	53.52	50.47	6.1%	52.21	50.19	4.0%
(2) Average exchange rate for each period computed with the average exchange rate of each month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: July 25, 2018